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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | March 31, 2016 |
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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III



| SEC FILE NUMBER |
|---|
| 8- 47352 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EBH SECURITIES, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6525 E 82ND STREET - SUITE 209
(No. and Street)

INDIANAPOLIS, IN 46250
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STAN WHITTLESEY - 317-594-0023
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SHEDJAMA, INC - dba EDWARD OPPERMAN, CPA
(Name – *if individual, state last, first, middle name*)

1901 KOSSUTH STREET - LAFAYETTE, IN 47905
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, STAN WHITTLESEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EBH SECURITIES, INC, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

TERESA ANN GAISER
Tipton County
My Commission Expires
June 13, 2021

Notary Public 3/2/15

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EBH SECURITIES, INC

# REPORT ON AUDIT OF FINANCIAL STATEMENTS

# DECEMBER 31, 2014

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT

1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"

e@edwardoppermancpa.com | www.edwardoppermancpa.com

**EBH SECURITIES, INC**

**TABLE OF CONTENTS**

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN CPA CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

# INDEPENDENT AUDITORS' REPORT

The Board of Directors
EBH SECURITIES, INC.
Indianapolis, Indiana

***Report on the Financial Statements***

We have audited the accompanying financial statements of EBH SECURITIES, INC. (a Indiana corporation), which comprise the statement of financial condition as of DECEMBER 31, 2014, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. EBH SECURITIES, INC.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

***Auditor's Responsibility***

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of EBH SECURITIES, INC. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of EBH SECURITIES, INC.'s financial statements. The supplemental information is the responsibility of EBH SECURITIES, INC.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 28, 2015

**EBH SECURITIES, INC**

**STATEMENT OF FINANCIAL CONDITION**

**AS OF DECEMBER 31, 2014 AND 2013**

| | 2014 | 2013 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 9,496 | $ 8,608 |
| Accounts receivable | 20,658 | 57,536 |
| Loan receivable | - | 14,318 |
| **TOTAL ASSETS** | $ 30,154 | $ 80,462 |
| **LIABILITIES** | | |
| Commissions payable | 15,600 | 46,803 |
| Accrued payroll taxes | 1,561 | 4,484 |
| Accrued expenses | 879 | |
| Liability for unrecognized tax benefits | 6,485 | 6,485 |
| **TOTAL LIABILITIES** | 24,525 | 57,772 |
| **STOCKHOLDER'S EQUITY** | | |
| Common Stock (no par value, 1000 shares authorized 500 share issued and outstanding) | $ 7,849 | $ 7,849 |
| Additional Paid in Capital | 12,260 | 12,260 |
| Retained Earnings | (14,480) | 2,581 |
| **TOTAL STOCKHOLDER'S EQUITY** | 5,629 | 22,690 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 30,154 | $ 80,462 |

**EBH SECURITIES, INC**

**STATEMENT OF INCOME**

**FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013**

| | 2014 | 2013 |
|---|---|---|
| **REVENUE** | | |
| Commissions and fees | $ 220,500 | $ 72,557 |
| **TOTAL REVENUE** | 220,500 | 72,557 |
| | | |
| **EXPENSES** | | |
| Employee compensation and benefits | 191,094 | 35,393 |
| Occupancy | 14,350 | 3,525 |
| Communications | 2,088 | 1,952 |
| Regulatory fees | 10,069 | 2,930 |
| Professional fees | 2,588 | 3,600 |
| Other operating expenses | 17,372 | 13,879 |
| **TOTAL EXPENSES** | 237,561 | 61,279 |
| | | |
| **Net Income (Loss)** | $ (17,061) | $ 11,278 |
| | | |
| **Equity - Beginning Balance** | $ 22,690 | $ 11,412 |
| plus Shareholder Contributions | - | - |
| less Shareholder Distributions | - | - |
| **Equity - Ending Balance** | $ 5,629 | $ 22,690 |

**EBH SECURITIES, INC**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2014 AND 2013**

| | 2014 | 2013 |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net Income (Loss) | $ (17,061) | $ 11,278 |
| (Increase) decrease in operating assets: | | |
| Accounts receivable | 36,878 | (44,768) |
| Increase (decrease) in operating liabilities: | | |
| Commission payable | (31,203) | 46,559 |
| Accrued expenses | (2,044) | (1,130) |
| Net Cash Provided by (Used in) Operating Activities | (13,430) | 11,939 |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| (Issurance) Collection of promissory notes | 14,318 | (12,868) |
| Net Cash Provided by (Used in) Investing Activities | 14,318 | (12,868) |
| Net increase (decrease) in cash | 888 | (929) |
| Cash - beginning of year | 8,608 | 9,537 |
| Cash - end of year | $ 9,496 | $ 8,608 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW ACTIVITIES** | | |
| Cash Paid During the Year for Taxes | $ - | $ - |

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—EBH SECURITIES, INC, is a limited-purpose, registered broker dealer under the examining authority of the Financial Industry Regulatory Authority (FINRA). As a securities broker dealer, the Firm is engaged as a wholesaler of variable life insurance products, annuities and mutual fund. The Firm earns revenue from commission fees on transactions in these products. The Firm maintains no physical securities, client cash or margin accounts.

b. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents as of December 31, 2014 and 2013.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. The Firm did have amounts in excess of insured limits during both years, but not as of respective year end.

e. Accounts Receivable—Accounts Receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Basis of Presentation and Method of Accounting—The Firm's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP'), and presented on the accrual basis method of accounting.

g. Revenue Recognition—Fee revenue includes recurring professional services that are paid for the duration of the engagement, and success fees earned on completed mergers and acquisition transactions. Professional service revenues are recorded at the time services are performed, while success fees are recorded when the transaction is completed and the income is reasonably determinable.

NOTE 3: RECEIVABLES AND PAYABLES FROM AND TO BROKERS

Receivables from brokers represent commissions due and accrued to the Firm from their correspondents. At December 31, 2014 and 2013 there were $20,658 and $57,536 of accrued receivables.

The payable to brokers are commissions due to the brokers. At December 31, 2014 and 2013 there were $23,647 and $46,803 of accrued payables.

NOTE 4: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2014, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

NOTE 5: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The Firm is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as these terms are defined under the rule. At December 31, 2014, the Firm's net capital was $4,471 which was $529 below its minimum net capital requirement of $5,000. The Firm also had Net Capital in excess of the greater of 10% of aggregate indebtedness ($2,453) or 120% of the minimum net capital requirement ($6,000) of ($1,529) as of December 31, 2104.

NOTE 9: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN • CPA • CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

## INDEPENDENT AUDITORS' REPORT ON THE SUPPLEMENTARY INFORMATION

The Board of Directors
EBH SECURITIES, INC
Indianapolis, Indiana

We have audited the financial statements of EBH SECURITIES, INC as of and for the year ended December 31, 2014, and our report thereon dated February 28, 2015, which expressed an unmodified opinion on those financial statements, appears on page 1. Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained as, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SHEDJAMA, INC,
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
FEBRUARY 28, 2015

EBH SECURITIES, INC

COMPUTATION OF NET CAPITAL REQUIREMENTS

FOR THE YEAR ENDED DECEMBER 31, 2014

SCHEDULE I, II, III

---

***SCHEDULE I: COMPUTATION OF NET CAPITAL UNER RULE 15c3-1***

| | | |
|---|---|---|
| Total ownership equity from Statement of Financial Condition | $ | 5,629 |
| less nonallowable assets from Statement of Financial Condition | | (1,158) |
| Total ownership equity qualified for Net Capital | $ | 4,471 |
| Haircuts on securities | | - |
| Net Capital before haircuts on securities positions | $ | 4,471 |

***SCHEDULE II: COMPUTATION OF AGGREGATE INDEBTEDNESS AND EXCESS CAPITAL UNDER RULE 15c3-1***

| | | |
|---|---|---|
| Aggregate indebtedness | $ | 24,525 |
| Net Capital required based on aggregate indebtedness (6-2/3%) | | 1,636 |
| ***COMPUTATION OF BASIC NET CAPITAL REQUIREMENT*** | | |
| Minimum dollar net capital requirement of reporting broker or dealer | | 5,000 |
| Excess net capital | | (529) |
| ***COMPUTATION OF AGGREGATE INDEBTEDNESS*** | | |
| (a) - 10% of total aggregate indebtedness | | 2,453 |
| (b) - 120% of minimum net capital requirements | | 6,000 |
| Net Capital less the greater of (a) or (b) | | (1,529) |
| Percentage of Aggregate Indebtedness to Net Capital | | 548.54% |

***SCHEDULE III: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDERRULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-1***

EBH Securities, Inc. does not carry custimer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15C3-3. Therefore EBH Securities, Inc. is exempt from the provisions of this rule.

***FOCUS PART IIA FILING RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL***

At December 31, 2014, there were the following matereial differences between audited net capital, above, and net capital reported in the Firm's Part II (unaudited) FOCUS report.

| | | |
|---|---|---|
| Net Capital as reported in FOCUS Report for Qtr 4-2014 | $ | 18,121 |
| Adjustment to Commission Payable | | (11,327) |
| Adjustment to Payables | | (2,323) |
| Net Capital as reported in Audited Financial Statements | $ | 4,471 |

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN • CPA • CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL UNDER SEC RULE 17A-5(g)(1)

The Board of Directors
EBH SECURITIES, INC
Indianapolis, Indiana

In planning and performing our audit of the financial statements of EBH SECURITIES, INC as of and for the year ended December 31 ,2014, in accordance with auditing standards generally accepted in the United States of America, we considered EBH SECURITIES, INC'S Internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of EBH SECURITIES, INC'S internal control. Accordingly, we do not express an opinion on the effectiveness of EBH SECURITIES, INC'S internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by [Name of Broker-dealer] including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the provisions of Rule 15c3-3. Because EBH SECURITIES, INC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of EBH SECURITIES, INC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

(CONTINUED)

(CONTINUED)

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that EBH SECURITIES, INC'S practices and procedures, as described in the second paragraph of this report, were adequate at <RELEASE DATE>, to meet the SEC's objectives.

This report is intended solely for the information and use of The Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SHEDJAMA, INC.
dba EDWARD OPPERMAN, CPA
LAFAYETTE, INDIANA
February 28, 2015

## EBH SECURITIES, INC.
## 6525 E 82nd Street – Suite 209
## Indianapolis, IN 46250

**EXEMPTION STATEMENT REGARDING RULE 15c3-3**

EBH Securities, Inc. (CRD# 36592, SEC# 8-47352) is a $5,000 minimum net capital non-carry, non-clearing broker/dealer and is exempt from reserve requirement, with exemptions, according to Rule 15c3-3 (k) (1) "Limited business (mutual funds and/or variable annuities only)".

EBH Securities, Inc., has meet this exemption provision throughout the year ended December 31, 2014 without exception.

EBH Securities, Inc., has followed all the rules and regulation of Rule 15c3-3 throughout the year ended December 31, 2014.

Sincerely,

STAN WHITTLESEY
PRESIDENT
TRUSTFIRST, INC.
FEBRUARY 25, 2015

CERTIFIED PUBLIC ACCOUNTANT & BUSINESS CONSULTANT
1901 Kossuth Street | Lafayette, IN 47905 | 765-588-4335

EDWARD OPPERMAN • CPA • CERTIFIED PUBLIC ACCOUNTANT

"NOT JUST YOUR ACCOUNTANT, YOUR PARTNERS IN SUCCESS"
e@edwardoppermancpa.com | www.edwardoppermancpa.com

***REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM***

THE BOARD OF DIRECTORS
EBH SECURITIES, INC.
INDIANAPOLIS, INDIANA

We have examined EBH SECURITIES, INC.'s statements, included in the accompanying Exemption Report, that (1) EBH SECURITIES, INC.'s internal control over compliance was effective during the most recent fiscal year ended DECEMBER 31, 2014; (2) EBH SECURITIES, INC.'s internal control over compliance was effective as of DECEMBER 31, 2014; 3) EBH SECURITIES, INC. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of January 20, 2014; and (4) the information used to state that EBH SECURITIES, INC. was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from EBH SECURITIES, INC.'s books and records. EBH SECURITIES, INC.'s management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing EBH SECURITIES, INC. with reasonable assurance that non-compliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, that requires account statements to be sent to the customers of EBH SECURITIES, INC. will be prevented or detected on a timely basis. Our responsibility is to express an opinion on EBH SECURITIES, INC.'s statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether EBH SECURITIES, INC.'s internal control over compliance was effective as of and during the most recent fiscal year ended DECEMBER 31, 2014; EBH SECURITIES, INC. complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2014; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of DECEMBER 31, 2014 was as derived from EBH SECURITIES, INC.'s books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating EBH SECURITIES, INC.'s compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from EBH SECURITIES, INC.'s books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, EBH SECURITIES, INC.'s statements referred to above are fairly stated, in all material respects.

Sincerely,

***SHEDJAMA, INC.***
***dba EDWARD OPPERMAN, CPA***
***1901 KOSSUTH STREET***
***LAFAYETTE, IN***
***FEBRUARY 28, 2015***